Exhibit 99.59

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 12

HudBay Minerals to host conference call for fourth quarter and year end 2008 results

Toronto, Ontario, February 26, 2009 – HudBay Minerals Inc. (“HudBay Minerals”, “the company”) (TSX: HBM) will host a conference call featuring Allen J. Palmiere, chief executive officer, Michael D. Winship, president and chief operating officer, and David S. Bryson, vice president finance and chief financial officer, to discuss the company’s fourth quarter and year end results on Thursday, March 5, 2009. The details are as follows:

Fourth Quarter and Year End 2008 Results Conference Call and Webcast

Date:	Thursday, March 5, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3423 or 800-594-3790
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21298189#

HudBay Minerals will issue a news release containing the fourth quarter and year end 2008 results prior to the conference call, and post it on the company’s website. The conference call replay will be available until midnight (Eastern Time) on March 12, 2009. An archived audio webcast of the call also will be available on HudBay Minerals’ website.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362 0615

Email: annemarie.brissenden@hudbayminerals.com

www.hudbayminerals.com